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02042259

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Silver Reserve Inc.

*CURRENT ADDRESS

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3449 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/1/02

First Silver

Reserve Inc.


MINA EL PILÓN
C. Los Barcos
OFICINAS
BALLENAS
C. Colorado
CANGREJOS
SAN PABLO
SAN JUAN
Vigilancia
PUEBLO
Guarda Ganado
Rio S. Martin
Vigilancia

Annual Report 2001

CORPORATE PROFILE

First Silver Reserve Inc. is a silver mining company focused on profitable production of silver through its 100% owned San Martin silver mine, located 250 km north of Guadalajara in Jalisco State, Mexico. The mine has been in continuous production since 1983 and produced 2.39 million ounces of silver in 2001. The Company is focused on increasing its silver resources. First Silver does not hedge its silver production, allowing shareholders maximum leverage on an increase in silver prices.

First Silver Reserve Inc.'s shares are listed on the Toronto Stock Exchange (trading symbol FSR).

The Company's goal is to maintain its silver production while *increasing* its silver resources in order to provide shareholders with a premium silver investment.



San Martin Mine Historical Silver Production
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
484,704
669,121
563,868
548,337
812,650
1,684,508
2,148,719
2,250,718
2,340,000
2,290,000
2,315,000
2,393,186
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

CHAIRMAN'S REPORT TO SHAREHOLDERS

In our annual report this year, we have included artwork by elementary school students from the town of San Martin de Bolanos. The children were asked to show us what the San Martin mine means to them. The inclusion of this artwork represents part of our interest in the local community and the welfare of our workers and their families. Given the events of September 11 and the very unsettled world which has existed subsequently, we hope shareholders will appreciate our continued focus on our employees and their families.

Certainly, 2001 will not be remembered for robust commodity prices. The average price of silver declined 6.3 % to $4.35 per ounce and ended the year at $4.60 per ounce. Currently, the price of silver is $4.54, which is just above our cash cost of $4.29 per ounce and below the cost of production for most North American silver producers. By comparison, the average price of silver 25 years ago was $4.62 per ounce. Very few commodities are priced below their price of 25 years ago and management believes that the current low price is unsustainable.

Given that the physical silver market in the year 2002 is estimated to have a 121 million ounce deficit for the 13th consecutive year, management believes that silver prices will eventually rise significantly.

To be in a position to take advantage of higher future silver prices, silver mining companies must be able to survive periods of low commodity prices.

In 2001, management continued cost control measures such as reducing mining widths (to increase grades and maximize the per tonne return), reducing non-essential expenditures and shedding non-core assets.

These measures were responsible for limiting our 2001 loss to US$0.06 per share, which compares favourably with our peer group of North American silver producers.



Nonetheless, we are striving to return your Company to profitability in 2002.

Our share price opened the year at C$0.46 per share, closed at C$0.74 per share on December 31, 2001 and averaged C$0.61 per share for the year. In 2002, improving market psychology and investor enthusiasm for precious metals has helped the average share price of the Company (C$0.80) remain well above the 2001 average price. We remain one of the few publicly traded primary silver producers in the world, and we look forward to the Company's share price increasing with an increase in silver prices.

As noted in our 2000 report, the El Banco exploration drift encountered two lengthy sections of silver mineralization which have yet to be fully explored. We are extending the next higher level of the mine (San Jose) to explore the higher elevation extension of this silver mineralization . Our new Rosario haulage adit remains uncompleted due to reduced funding levels in 2001. Our main development priority in 2002 is to complete this adit.

In anticipation of a rise in the price of silver, First Silver has not hedged any of its silver production and has no plans to do so at current prices. The Company's goal is to maintain its silver production while increasing its silver resources in order to provide shareholders with a premium silver investment.

In closing, I would like to once again commend the dedication and hard work of our Mexican management team and operating workforce and thank shareholders for their continued patience as the Company positions itself for a profitable future.

Respectively submitted,

"Hector Davila Santos"

President, Chairman & Chief Executive Officer

April 22, 2002

OPERATIONS REVIEW

The San Martin Mine is located near the town of San Martin de Bolanos on the Bolanos River in Northern Jalisco State, Mexico. The operation is 250 km from Guadalajara with access via a paved highway. The mine is 10 km southwest of the town at about 1,100 meters above sea level, while the processing facilities are southeast of the town at an elevation of 820 meters above sea level.

The San Martin mine has been in operation since 1983 and has produced approximately 21 million troy ounces of silver from 2.59 million tonnes of ore.



Jerez
Zacatecas
Tepetongo
Colotlán
Bolaños
Momax
Aguascalientes
Tlaltenango
Calvillo
SAN
MARTIN
Jalpa
Tepechitlán
Teul
San Cristobal
Belenes
GUADALAJARA

Table 1 presents the key mill production figures from 1990 to 2001. Over 15 million ounces of silver have been produced since 1994.

The operation consists of an underground silver mine which is developed on nine trackless horizontal levels, each one of which is individually accessible from surface. These levels, from the lowest to the highest, are the San Carlos, San Juan, San Pablo, Cangrejos, Ballenas, Santa Maria, San Jose, Santa Elena and La Escondida. Each level is approximately 35 meters apart vertically.

Stope development is performed by Company personnel utilizing jackleg drills and trackless single-boom jumbos, 2 to 3 cubic yard LHD's (scooptrams) and 10 tonne-capacity underground dump trucks. Up to 60 contract miners are engaged to provide exploration development. Typically, the total advance for drifting, ramping and raising is about 550 meters per month. The mine operates three shifts per day, six days per week with 191 personnel associated with the mine operation.

The ore is stockpiled on surface, prior to being loaded into 22 tonne trucks for the 15 km downhill journey to the mill.

The mill operates 24 hours-per-day, seven days-per-week and is capable of processing approximately 800 tonnes-per-day of silver ore. Processing includes crushing, grinding, gravity concentration, cyanidation, counter-current washing and precipitation of silver with zinc. Precipitates are smelted to produce Dore for shipment to a refinery while gravity concentrates are shipped to a Penoles smelter.

There are 58 personnel in the mill department, including all process operations and maintenance personnel.

In 2001, the average ore grade was 325 grams per tonne (gpt) of silver and 0.649 gpt gold. Overall plant recoveries for silver and gold were 88 and 83 percent, respectively.

During 2001 First Silver processed approximately 260,700 tonnes of ore and shipped Dore product which contained 2.28 million ounces of silver and 3,952 ounces of gold.

The Company also shipped 288 tonnes of gravity concentrates to a smelter that contained 113,985 ounces of silver and 571 ounces of gold, which represented 4.8 percent and 13 percent of the overall silver and gold production, respectively.

Table 1 First Silver Reserve Inc. Key Mill Production Figures 1989 - 2001			
Year	Tonnes Milled	Ounces Silver Produced	Ounces Silver Produced/Tonne Milled
1989	88,987	206,304	2.32
1990	99.947	484,704	4.85
1991	89,816	669,121	7.45
1992	72,105	563,868	7.82
1993	71,777	548,337	7.64
1994	77,313	812,650	10.51
1995	135,690	1,684,508	12.41
1996	171,099	2,148,719	12.56
1997	206,770	2,258,759	10.92
1998	257,924	2,337,123	9.06
1999	273,791	2,288,608	8.36
2000	262,768	2,315,143	8.81
2001	260,660	2,393,186	9.18

Table 2 Zuloaga Mineable Reserves and Inferred Resources As at December 31, 2000				
Category	Tonnes*	Silver grade		Contained Silver (million ounces)
		grams/ tonne	ounces/ tonne	
Proven	993,000	300	9.65	9.578
Probable	289,000	270	8.68	2.514
Total Mineable Reserves	1,282,000	293	9.42	12.093
Total Inferred Resources	6,206,000	150	4.82	29.928

* First Silver uses conventional manual methods to calculate the average tonnage and grade of reserves and resources. The "proven" ore category of the mineable reserve has been projected 25 meters from the last ore grade data source and the "probable" ore category has been projected another 25 meters beyond the proven ore. Any material beyond the probable category is classed as an inferred resource

Reserves and Resources

An independent reserve and resource audit as at December 31, 2000 was completed by Pincock, Allen & Holt ("PAH"). PAH's reporting method is consistent with reserve and resource definitions contained in National Instrument 43-101. A summary of the mineable reserves, including 17% mining dilution and a 95% mining recovery, and the inferred resource, is presented in Table 2.

Check Assays

The Company has adopted an assaying policy to comply with the January, 1999 Final Report of the Mining Standards Task Force of the Toronto Stock Exchange. In 2001, 2.07% of exploration assays, along with development and mill samples were sent to a commercial laboratory, Chemex Laboratories, for independent assay. The mine laboratory conducts approximately 150 exploration, development and mill sample fire assays each day. In 2000, as part of its reserve audit, PAH compared the results of 237 Chemex silver assays with assays from the mine laboratory. PAH found that the two groups of assays had a correlation coefficient of 0.825, which PAH found to be reasonable.

RESOURCE DEVELOPMENT AND EXPLORATION

Underground Exploration

The most prospective minesite exploration target is at the intersection of three mineralized faults (La Zuloaga, Rosario-Condesa and La Mancha). This prospective area, termed "El Banco" is located approximately 1,000 m west of the current mine workings and is in an area of steep surface terrain which has limited surface drilling. To reach this prospective zone, the Company initiated a horizontal drift which suffered a series of delays as crews encountered unstable rock formations in cross-faults. Tremendous effort was required to stabilize these formations in order for the drift to proceed. By the end of 2000, the drift had progressed some 900 m and has encountered two areas of economic mineralization (from 350 to 550 m and from 766 to 900 m) which have been included in the mine's reserves. Between these two areas, the drift progressed in the firm rock of the hanging wall of the Zuloaga vein. The Company intends to drill test those portions of the Zuloaga vein skirted by the drift once the drift has been completed. During 2001, progress on the drift was hampered by poor ventilation and a reduction in exploration funding. Ventilation issues should be resolved by a recently completed raise between the drift and the higher elevation San Jose level.

The completion of a new haulage adit will also improve mine access and ventilation.

The Rosario mine haulage adit is sized for production, 4 m wide and 3.5 m high, and is being driven alongside the Rosario-Condesa Fault, allowing systematic sampling of this fault zone. Including double width sections, the new tunnel will have a total length of 1,480 m, of which 969 m have been developed. When completed, the adit will allow a second access to the mine for safety and improved ventilation and will reduce mine haulage by some 1,200 m. Little progress was made on this adit in 2001 due to reduced funding. The Company intends to complete the adit in 2002.

Minesite Exploration

At December 31, 2001, First Silver controlled 23,147 hectares (57,196 acres) of mineral rights and owns about 1,370 hectares (3,385 acres) of surface land surrounding the mine and another 100 hectares (247 acres) of land at the mill site.

On the San Martin minesite property, the Zuloaga vein, currently in production, is only one of several parallel and intersecting mineralized veins within the claim area. The mine property contains 15 known mineralized fault systems that offer the potential for expansion and development. A February, 2001 report by Dr. Tony Starling of Telluris Consulting and a November, 2001 report by Mr. James I. Lyons have identified several minesite and regional exploration priorities.

OTHER EXPLORATION AND DEVELOPMENT PROJECTS

During the year, the Company dropped 14 non-producing precious metals exploration properties while retaining 7 properties. These seven properties cover 494 hectares (1,221acres) and are located in Jalisco State, Mexico. The properties all have a production history and have been placed in inventory until metal prices and resources permit detailed exploration.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & THE RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the consolidated financial statements. The Company's reporting currency is the United States dollar. All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.

During the year First Silver produced 2.39 million ounces of silver and 4,523 ounces of gold, all from its San Martin silver mine, as compared to 2.32 million ounces of silver and 3,357 ounces of gold in 2000. Revenue was $11.6 million as compared to $12.4 million in 2000. The Company recorded a loss of $2.3 million or $0.06 per share for the year, as compared with earnings of $0.28 million or $0.01 per share for 2000. The decrease in earnings is attributable to the decrease in silver prices for the year and the write-off of $1.0 million worth of exploration properties.

Cost of sales were $10.6 million for the year ended December 31, 2001 as compared to $9.9 million for the year earlier. Cash costs, net of gold credits, were $4.29 per ounce of silver in 2001 as compared to $4.53 in 2000. Total costs, net of gold credits, were $4.81 per ounce of silver in 2001, as compared to $4.95 in 2000. General and administrative expenses were $0.84 million for the year as compared to $1.37 million in 2000 which contributed to the overall reduction in cash costs for the year.

Depreciation ans depletion was $1.18 million in 2001 as compared to $1.03 million in 2000 as the company commenced depreciation on development costs capitalized in prior years.

Liquidity and Capital Resources

Working capital at December 31, 2001 was $0.15 million (comprised of cash of $0.38 million and accounts receivable, inventory and prepaid expenses of $1.77 million, less current liabilities of $2.0 million) as compared to a working capital of $1.01 million at December 31, 2000 (comprised of cash of $0.33 million and accounts receivable, inventory and prepaid expenses of $2.22 million, less current liabilities of $1.54 million). This reduction in working capital was a result of lower inventory levels at December 31, 2001 as compared to December 31, 2000. Cash and short-term investments amounted to $0.38 million at December 31, 2001 as compared to $0.33 million in 2000.

During the year the Company did not issue any share capital. The Company wrote-off 14 non-producing exploration properties. The Company does not currently have a line of credit with any financial institution.

Risks and Uncertainties

The Company's success depends on a number of factors. Typical risk factors include metal price fluctuations and operating hazards encountered in the mining business. Competition for silver resource properties, producing mines or interests in producing companies may limit opportunities to acquire reasonably priced assets. Future government, legal or regulatory changes could affect any aspect of the Company's business including, among other things, the title to properties, environmental permitting and costs, labour relations, taxation, currency convertibility, the repatriation of profits or capital or the ability to import required equipment or materials. Many of these factors are beyond the Company's control; however, risks and uncertainties are managed, in part, by experienced managers, by maintaining adequate liquidity and by cost control initiatives.

Outlook for 2001

Management anticipates that 2002 production from the San Martin mine will be similar to 2001 production at costs comparable to those of 2001. The completion of a new haulage adit will provide access to several years of minable reserves and management has established completion of this adit as a priority.

Unions represent mine workers. Contracts with those unions are renegotiated annually, at year-end. New contracts for 2002 have been negotiated and labour relations are not expected to have a material impact on the operation. While the Company maintains a policy of paying slightly more to its miners than its competitors, there is a limited pool of suitable miners available locally. This labour shortage has been addressed by hiring contractors to advance the new mine production portal and adit.

As a primary silver producer, First Silver's revenues are dependent upon the price of silver. At the present time the Company has no hedging in place and therefore is fully exposed to market fluctuations in the price of silver. The 2002 worldwide annual silver deficit has been estimated at 121 million ounces. Management believes that the strong fundamentals of the world silver market bode well for at least a modest rise in silver prices in the next few years. Therefore, the Company intends to continue to remain predominately unhedged in the future so shareholders can benefit from the upward movement in the price of silver.


PLANTA EL PILÓN
Para mi La Empresa el PILÓN es:
FUente de trabajo para muchas Personas en SAN MARTIN y prosperidad para los que trabajan en la planta, oficina, Mina, Vigilancia y comedor.
Nombre:Luis Felipe Valdez contrera
escuela:Vasco de Quiroga
minera el Pilón, Casa NO. 4
año 4º

Management's Responsibility for Financial Reporting

The consolidated financial statements of **First Silver Reserve Inc.** have been prepared by, and are the responsibility of, the company's management in accordance with accounting principles generally accepted in Canada, and reflect management's best estimates and judgement on information currently available. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee has met with the company's auditors to review the scope and results of the annual audit and to review the consolidated financial statements prior to submitting the consolidated financial statements to the Board of Directors for approval.

The company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards, and their report follows.

Hector Davila Santos
President
Vancouver, B.C.
March 12, 2002

Auditors' Report

To the Shareholders of
First Silver Reserve Inc.

We have audited the consolidated balance sheets of **First Silver Reserve Inc.** as at December 31, 2001 and 2000 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C.

March 12, 2002

First Silver Reserve Inc.
Consolidated Balance Sheets
As at December 31, 2001 and 2000

(expressed in U.S. dollars)

	2001 $	2000 $
Assets		
Current assets		
Cash and short-term investments	383,714	331,545
Accounts receivable	989,443	1,017,189
Inventories (note 4)	688,111	1,144,395
Prepaid expenses	95,804	61,576
	2,157,072	2,554,705
Resource assets (note 5)	5,244,492	6,590,001
	7,401,564	9,144,706
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,089,051	737,278
Employee profit sharing payable	-	1,282
Taxes payable	913,820	801,312
	2,002,871	1,539,872
Future income taxes (note 11)	1,256,094	955,167
Other long-term liabilities (note 8)	2,945,818	3,136,224
	6,204,783	5,631,263
Shareholders' Equity		
Share capital (note 7)	818,613	818,613
Retained earnings	378,168	2,694,830
	1,196,781	3,513,443
	7,401,564	9,144,706

Nature of operations and going concern (note 1)

Approved by the Board of Directors

Director Director

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Operations and Retained Earnings

For the years ended December 31, 2001 and 2000

(expressed in U.S. dollars)

	2001 $	2000 $
Revenue		
Sales	11,509,405	11,944,423
Other	86,252	449,369
	11,595,657	12,393,792
Cost and expenses		
Cost of sales	10,609,853	9,895,827
General and administrative (notes 6(a) and (c))	838,093	1,370,435
Depreciation and depletion	1,177,334	1,029,771
Foreign exchange gain	(49,223)	(14,865)
Write off of resource assets (note 5(a))	1,035,335	-
	13,611,392	12,281,168
(Loss) earnings before income taxes	(2,015,735)	112,624
Provision for (recovery of) future income taxes (note 11)	300,927	(171,484)
(Loss) net earnings for the year	(2,316,662)	284,108
Retained earnings - Beginning of year	2,694,830	2,410,722
Retained earnings - End of year	378,168	2,694,830
Basic and diluted (loss) earnings per share (note 3)	(0.06)	0.01

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2001 and 2000

(expressed in U.S. dollars)

	2001 $	2000 $
Cash flows from operating activities		
(Loss) net earnings for the year	(2,316,662)	284,108
Items not affecting cash		
Depreciation and depletion	1,177,334	1,029,771
Future income taxes	300,927	(459,082)
Interest and penalties accrued on long-term liabilities	-	190,403
Write off of resource assets	1,035,335	-
	196,934	1,045,200
Changes in non-cash working capital items	912,801	339,985
	1,109,735	1,385,185
Cash flows from financing activities		
(Decrease) increase in long-term debt	(190,406)	190,407
Cash flows from investing activities		
Resource asset expenditures	(958,470)	(1,472,593)
Proceeds on sale of resource assets	91,310	-
	(867,160)	(1,472,593)
Increase in cash and short-term investments	52,169	102,999
Cash and short-term investments - Beginning of year	331,545	228,546
Cash and short-term investments - End of year	383,714	331,545

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in U.S. dollars)

1 Nature of operations and going concern

First Silver Reserve Inc. (the company), through its wholly owned subsidiary Minera El Pilon S.A. de C.V. (El Pilon), owns the San Martin silver mine and adjacent properties in Jalisco State, Mexico. El Pilon is engaged in silver mining and related activities in Mexico, including exploration, extraction, and processing.

During the year the company realized an average of $4.76 per ounce equivalent of silver produced, while total cash operating costs were $4.64 per ounce equivalent. As at December 31, 2001 the price of silver was $4.60 per ounce.

For the company to realize its commitments as they become due, the company will have to generate cash flows from operations which is dependent upon obtaining better silver prices, more favourable exchange rates and completion of the necessary development work at the San Martin Mine.

These consolidated financial statements have been prepared on the going concern basis, which assumes the company will continue operations and will be able to realize its assets and discharge its liabilities in the normal course of business. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the company is unable to continue operations as a result of a significant decline in silver prices from current levels.

2 Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the policies set out below.

Basis of consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiary El Pilon.

Foreign currency translation

The financial statements of El Pilon, which is the principal operating subsidiary and parent company for accounting purposes, are denominated in Mexican pesos (PS $).

These consolidated financial statements have been prepared using a translation of convenience. Under this method, the assets, liabilities, revenues, and expenses for the years presented have been translated at the United States dollar exchange rate in effect on December 31, 2001. The exchange rate in effect as at December 31, 2001 was US$1.00: PS $9.1868.

Gains or losses on foreign currency transactions are recognized in earnings. The company's operations are in Mexican pesos and, accordingly, the company is exposed to foreign exchange risk.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, reclamation and environmental obligations, impairment of assets, useful lives for purposes of depreciation, and income taxes. Actual results could differ from those reported.

These consolidated financial statements are subject to fluctuations caused by, among other operational factors, the price of silver, Mexican inflation, and the U.S. dollar : Mexican peso exchange rate.

Revenue recognition

Silver revenues are recorded at the estimated net realizable value at the time of shipment.

(expressed in U.S. dollars)

Inventories

Parts and supplies are valued at the lower of average cost and net replacement value. In process inventories, including ore stockpiles when applicable, are valued at the lower of average production cost and net realizable value.

Resource assets

Land is carried at historical cost. Plant and equipment are recorded at historical cost and are depreciated over the estimated lives of the assets on a straight-line basis at the following annual rates:

Buildings	5%
Machinery and equipment	10%
Office furniture	10%
Computers	30%
Vehicles	25%

Mine development costs, including costs incurred during production to expand ore reserves, are deferred and depleted based on a unit of production method using proven and probable reserves.

Mineral property acquisition costs and exploration expenditures relating to properties outside the San Martin silver mine that have mineralization requiring further exploration are deferred until the property is sold, abandoned, allowed to lapse, or developed. If properties are sold, abandoned, or allowed to lapse, the related costs are then written off.

Reviews are regularly undertaken to evaluate the carrying value of resource assets. If it is determined that the net recoverable amount is significantly less than the carrying value and the impairment in value is likely to be permanent, a write-down to net recoverable amount is made by a charge to earnings.

Provision for future reclamation and closure costs

Based on current laws and regulations, no provision for future reclamation and closure costs is required by the company. Should these laws and regulations change in the future, the company will assess the need to record such a provision.

Cash and short-term investments

Cash and short-term investments include cash and short-term investments maturing within 90 days of the original date of acquisition.

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantially enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period that includes the enactment date. A future income tax asset is recorded when the probability of the realization is more likely than not.

Stock options

The company grants stock options as described in note 7. No compensation expense is recognized when stock options are issued. Consideration paid for stock on exercise of any stock options is credited to capital stock.

3 (Loss) earnings per share

(Loss) earnings per share is calculated based on the weighted average number of common shares issued and outstanding during the year of 36,671,921 (2000 - 36,671,921). The company has adopted the revised recommendations of the Canadian Institute of Chartered

(expressed in U.S. dollars)

Accountants, whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the company's financial statements. The effect of potential issuances of shares under options would be anti-dilutive, and therefore basic and diluted losses per share are the same.

4 Inventories

	2001 $	2000 $
In-process inventories	135,878	282,636
Materials and supplies	552,233	603,767
Doré	-	257,992
	688,111	1,144,395

5 Resource assets

		2001	
	Cost $	Accumulated depreciation and depletion $	Net $
San Martin Mine			
Land	43,108	-	43,108
Buildings	1,681,335	502,658	1,178,677
Machinery and equipment	3,482,560	1,254,074	2,228,486
Deferred mine development	2,986,018	1,782,269	1,203,749
Office furniture	127,323	49,339	77,984
Computers	72,011	62,668	9,343
Vehicles	313,186	234,178	79,008
Other			
Palmarejo (a)			
Acquisition	170,261	-	170,261
Deferred exploration expenditures	865,074	-	865,074
Luis Tres (b)			
Acquisition	191,252	-	191,252
Ampliación Veronica (c)			
Acquisition	210,106	-	210,106
Deferred exploration expenditures	22,779	-	22,779
	10,165,013	3,885,186	6,279,827
Written off during the year	(1,035,335)	-	(1,035,335)
	9,129,678	3,885,186	5,244,492

(expressed in U.S. dollars)

			2000
	Cost $	Accumulated depreciation and depletion $	Net $
San Martin Mine			
Land	43,108	-	43,108
Buildings	1,667,208	349,485	1,317,723
Machinery and equipment	3,397,066	940,198	2,456,868
Deferred mine development	2,464,994	1,184,657	1,280,337
Office furniture	112,339	37,094	75,245
Computers	67,447	55,122	12,325
Vehicles	318,052	198,733	119,319
Other			
Palmarejo (a)			
Acquisition	170,261	-	170,261
Deferred exploration expenditures	690,678	-	690,678
Luis Tres (b)			
Acquisition	191,252	-	191,252
Ampliación Veronica (c)			
Acquisition	210,106	-	210,106
Deferred exploration expenditures	22,779	-	22,779
	9,355,290	2,765,289	6,590,001

a) On June 10, 1997, El Pilon entered into a joint venture agreement with Ameca Gold S.A. de C.V. (Ameca), a company with shareholders related to an officer and director of the company, for the exploration, development, and production of the Palmarejo property in Jalisco State, Mexico.

In return for consideration of $168,085 in cash and property expenditures, El Pilon acquired a 60% interest in the joint venture.

On March 29, 2000, El Pilon and Ameca entered into a new agreement whereby El Pilon acquired from Ameca certain mineral properties located in Jalisco State, Mexico, including the Palmarejo property. Total consideration of $2,176 was paid.

All costs relating to this property were written off during the year.

b) On November 15, 1997, El Pilon entered into an agreement with Minera Cimarron S.A. de C.V., a company with shareholders related to an officer and director of the company, to acquire the Luis Tres property.

Consideration for the rights acquired was satisfied by cash payments and the issue of 79,021 shares of the company for total consideration of $191,252. These shares were issued in 1998.

c) On December 30, 1998, El Pilon entered into an agreement with Minera Cimarron S.A. de C.V. to acquire the rights to the Ampliación Veronica, Ampliación San Martin de Porres, and the Ampliación San Eduardo claims, all of which are located in Jalisco State, Mexico.

Consideration for the rights acquired was satisfied by a cash payment of $68,284 at the time of execution.

On January 8, 1999, El Pilon entered into an agreement with Minera Cimarron S.A. de C.V. to acquire the rights to the following claims for consideration of $141,822: Ampliación San Martin de Porres, San Judas Tadeo, Ampliación Patricia, Ampliación Luis Uno, Sante Elena, Luis Dos, and San Eduardo, all of which are located in San Martin de Bolaños, Jalisco State, Mexico.

(expressed in U.S. dollars)

6 Related party transactions

a) During the year ended December 31, 2001, the company paid $1,291,458 (2000 - $1,099,152) for hauling costs to a company with shareholders related to an officer and director of the company. Supplies of $112,774 (2000 - $117,759) were sold at cost to the same company. During 2001, the company also sold equipment for net proceeds of $91,310 to the same company.

b) During the year ended December 31, 2001, the company obtained management and office services from companies, each of which is related by virtue of a common director and officer. The total cost for these services amounted to $65,000 (2000 - $56,979).

c) During the year ended December 31, 2001, the company paid $20,203 (2000 - $22,843) for legal services provided by a company related by virtue of a common director.

7 Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	$
Balance - December 31, 2000 and 2001	36,671,921	818,613

Stock options outstanding

The company does not have a formal stock option plan. Options and terms are granted by the directors at their discretion. The following table summarizes information about the options at December 31, 2001 and 2000 and the changes for the years then ended:

	2001		2000	
	Number of shares	Weighted average exercise price CA$	Number of shares	Weighted average exercise price CA$
Options outstanding - Beginning of year	1,530,000	0.55	1,480,000	0.83
Granted	-	-	1,530,000	0.55
Exercised	-	-	-	-
Cancelled	-	-	(1,480,000)	0.83
Options outstanding and exercisable - End of year	1,530,000	0.55	1,530,000	0.55

(expressed in U.S. dollars)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

Exercise prices CA$	Number of options outstanding and exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price CA$
0.55	1,530,000	4.6	0.55

8 Other long-term liabilities

In 1992, El Pilon entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future instalments. The bank failed to advance the agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract. The company believes it will retain the amount of $1,132,863 received from the bank but the ultimate outcome is uncertain. Principal, interest and penalties have been accrued and are included in other long-term liabilities.

9 Segmented information

The company has one operating segment, silver mining and related activities including exploration, extraction, and processing. All assets of the company are located in Mexico except for $35,397 located in Canada.

10 Financial instruments

a) Credit risk

Concentration of credit risk in trade accounts receivable is with one commodity dealer. The company considers the risk of non-performance to be remote due to the credit-worthiness of this broker and the company's past experience with them.

b) Fair values

The carrying values of cash and short-term investments, accounts receivable, and accounts payable and accrued liabilities reflected in the company's consolidated balance sheets approximate fair values.

11 Income taxes

Future income taxes are provided for temporary differences. The significant components of future income tax assets and liabilities at December 31, 2001 and 2000 are as follows:

	2001 $	2000 $
Unused tax losses	783,639	753,482
Financing costs	6,185	6,829
Resource assets - Canada	66,263	72,922
Other provisions - Mexico	(195,379)	613,211

(expressed in U.S. dollars)

	660,708	1,446,444
Less: Valuation allowance	(582,390)	(627,278)
	78,318	819,166
Inventory	(256,727)	(398,701)
Resource assets - Mexico	(1,077,685)	(1,375,632)
	(1,256,094)	(955,167)

The provision of income taxes shown in the consolidated statement of operations and retained earnings differs from the amounts obtained by applying statutory rates to the earnings before provision for income taxes due to the following:

	2001 $	2000 $
Statutory rate	44.62%	45.62%
Income tax at statutory rates	(899,420)	51,379
Difference in foreign tax rates	182,611	(25,260)
Benefits of Canadian tax losses not recognized	49,716	78,102
Benefits of Mexican losses recognized	(273,696)	(205,957)
Temporary differences	1,232,791	(75,551)
Other non-deductible items	8,925	5,803
	300,927	(171,484)

The company has estimated Canadian non-capital tax losses of $1,142,858 available for use expiring between 2002 and 2008.

CORPORATE INFORMATION

CORPORATE ADDRESS

Suite 710 – 800 West Pender Street
Vancouver, B.C.
V6C 2V6
Phone: (604) 602-9973
Toll-free: (888) 377-6676
Fax: (604) 681-5910
Email: info@firstsilver.com
Internet: www.firstsilver.com

Minera El Pilon S. A. de C. V.
Valparaiso No. 2367
Col. Providencia
Guadalajara, Jalisco
C.P. 44610 Mexico
Phone: 011-52-333-817-3442
Fax: 011-52-333-817-3314

DIRECTORS AND OFFICERS

Hector Davila Santos
Director, President, CEO
Guadalajara, Mexico

Jim O'Rourke, P.Eng.
Director
Vancouver, B.C.

Victor Garcia Jimenez
Director
Mexico City, Mexico

Len W. Brownlie, Ph.D
Director and Corporate Secretary
Vancouver, B.C.

Lawrence D. Barr
Director
Vancouver, B.C.

Rodney A. Shier, C.A.
Vice-President Finance and CFO
Vancouver, B.C.

LISTED

Toronto Stock Exchange
Symbol: FSR
CUSIP#: 33642A102
SEC 12g3-2(b) exemption #82-3449

TRANSFER AGENT

Computershare Trust
510 Burrard Street
Vancouver, B.C.
V6C 3B9

SOLICITORS

Farris, Vaughan, Wills & Murphy
2600 - 700 West Georgia Street
Vancouver, B.C.
V7Y 1B3

Garcia Jimenez & Associados
San Francisco 656
Col. De Valle
Deleg. Benito Juarez
Mexico City, D.F.
03100 Mexico

AUDITORS

PricewaterhouseCoopersLLP
609 GranvilleStreet
Vancouver, B.C.
V7Y 1L3

PricewaterhouseCoopers
Av. Prolongacion Americas 1592 4to. Piso
Col. Country Club
44620 Guadalajara, Jal.
Mexico